Filed by Skyworks Solutions, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: Advanced Analogic Technologies Incorporated
Commission File No.: 000-51349

Skyworks Media Relations:	Skyworks Investor Relations:
Pilar Barrigas	Stephen Ferranti
949-231-3061	781-376-3056
Skyworks Affirms Above Market Growth Outlook
Reiterates Strong Guidance Ahead of This Week’s Investor Meetings;
Outlook Excludes Recently Announced Acquisitions
     WOBURN, Mass. — June 7, 2011 — Skyworks Solutions, Inc. (NASDAQ: SWKS), an innovator of high reliability analog and mixed signal semiconductors enabling a broad range of end markets, today announced, ahead of a non-deal road show, it is affirming its outlook for above market growth, excluding its recently announced acquisitions. In April 2011, Skyworks guided to approximately $345 million in revenue with non-GAAP diluted earnings per share of $0.46 for the current quarter. Further, during the earnings conference call, the Company indicated it was on a path to approach a $1.5 billion revenue run rate with $2.00 in annualized non-GAAP diluted earnings per share in the September quarter. This growth outlook is being driven by the Company’s broad customer base, diversification into new markets and increasing share gains.
     “Skyworks’ core business continues to outperform our addressed markets and we believe this will be clearly reflected in our performance and guidance,” said Donald W. Palette, vice president and chief financial officer of Skyworks. “To be clear, our revenue and non-GAAP earnings outlook for both the June and September quarters is before we add the accretive SiGe and Advanced Analogic Technologies acquisitions.”
     For further information regarding use of non-GAAP estimates in this press release, please refer to the Discussion Regarding the Use of Non-GAAP Financial Estimates set forth below.
About Skyworks
     Skyworks Solutions, Inc. is an innovator of high reliability analog and mixed signal semiconductors. Leveraging core technologies, Skyworks offers diverse standard and custom linear products supporting automotive, broadband, cellular infrastructure, energy management, industrial, medical, military and mobile handset applications. The Company’s portfolio includes amplifiers, attenuators, detectors, diodes, directional couplers, front-end modules, hybrids, infrastructure RF
-more-

SWKS Affirms Outlook
subsystems, mixers/demodulators, phase shifters, PLLs/synthesizers/VCOs, power dividers/combiners, receivers, switches and technical ceramics.
     Headquartered in Woburn, Mass., Skyworks is worldwide with engineering, manufacturing, sales and service facilities throughout Asia, Europe and North America. For more information, please visit Skyworks’ Web site at: www.skyworksinc.com.
Safe Harbor Statement
     This news release includes “forward-looking statements” intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements include without limitation information relating to future results and expectations of Skyworks (including without limitation certain projections and business trends). Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “forecasts,” “intends,” “believes,” “plans,” “may,” “will,” or “continue,” and similar expressions and variations or negatives of these words. All such statements are subject to certain risks, uncertainties and other important factors that could cause actual results to differ materially and adversely from those projected, and may affect our future operating results, financial position and cash flows.
     These risks, uncertainties and other important factors include, but are not limited to: whether we are able to satisfy the closing conditions and close our acquisition of SiGe Semiconductor and/or Advanced Analogic Technologies; whether we are able to successfully integrate SiGe Semiconductor’s and/or Advanced Analogic Technologies’ operations; uncertainty regarding global economic and financial market conditions; the susceptibility of the wireless semiconductor industry and the markets addressed by our, and our customers’, products to economic downturns; the timing, rescheduling or cancellation of significant customer orders and our ability, as well as the ability of our customers, to manage inventory; losses or curtailments of purchases or payments from key customers, or the timing of customer inventory adjustments; the availability and pricing of third party semiconductor foundry, assembly and test capacity, raw materials and supplier components; changes in laws, regulations and/or policies in the United States that could adversely affect financial markets and our ability to raise capital; our ability to develop, manufacture and market innovative products in a highly price competitive and rapidly changing technological environment; economic, social and political conditions in the countries in which we, our customers or our suppliers operate, including security and health risks, possible disruptions in transportation networks and fluctuations in foreign currency exchange rates; fluctuations in our manufacturing yields due to our complex and specialized manufacturing processes; delays or disruptions in production due to equipment maintenance, repairs and/or upgrades; our reliance on several key customers for a large percentage of our sales; fluctuations in the manufacturing yields of our third party semiconductor foundries and other problems or delays in the fabrication, assembly, testing or delivery of our products; our ability to timely and accurately predict market requirements and evolving industry standards, and to identify opportunities in new markets; uncertainties of litigation, including potential disputes over intellectual property infringement and rights, as well as payments related to the licensing and/or sale of such rights; our ability to rapidly develop new products and avoid product obsolescence; our ability to retain, recruit and hire key executives, technical personnel and other employees in the positions and numbers, with the experience and capabilities, and at the compensation levels needed to implement our business and product plans; lengthy product development cycles that impact the timing of new product introductions; unfavorable changes in product mix; the quality of our products and any remediation costs; shorter than expected product life cycles; problems or delays that we may face in shifting our products to smaller geometry process technologies and in achieving higher levels of design integration; and our ability to continue to grow and maintain an intellectual property portfolio and obtain needed licenses from third parties, as well as other risks and uncertainties, including but not limited to those detailed from time to time in our filings with the Securities and Exchange Commission.
     These forward-looking statements are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.
Note to Editors: Skyworks and Skyworks Solutions are trademarks or registered trademarks of Skyworks Solutions, Inc. or its subsidiaries in the United States and in other countries. All other brands and names listed are trademarks of their respective companies.

SWKS Affirms Outlook
Additional Information about the Transaction and Where to Find It
     Skyworks plans to file with the Securities and Exchange Commission (“SEC”) Registration Statements on Form S-4 and S-8 in connection with its pending acquisition of Advanced Analogic Technologies Incorporated, and Advanced Analogic Technologies plans to file with the SEC and mail to its stockholders a Proxy Statement/Prospectus in connection with the transaction. The Registration Statements and the Proxy Statement/Prospectus will contain important information about Skyworks, Advanced Analogic Technologies, the transaction and related matters. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS AND PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN THEY ARE AVAILABLE.
     Investors and security holders will be able to obtain free copies of the Registration Statements and the Proxy Statement/Prospectus and other documents filed with the SEC by Skyworks and Advanced Analogic Technologies through the website maintained by the SEC at http://www.sec.gov.
     In addition, investors and security holders will be able to obtain free copies of the Registration Statements and Proxy Statement/Prospectus from Skyworks by contacting Skyworks’ Investor Relations at (949) 231-4700, or by accessing Skyworks’ investor relations website at http://www.skyworksinc.com; or from Advanced Analogic Technologies by contacting Advanced Analogic Technologies’ Investor Relations at The Blueshirt Group, Lisa Laukkanen, at (415) 217-4967 or by accessing Advanced Analogic Technologies’ investor relations website at http://www.analogictech.com.
Participants in the Solicitation
     Skyworks and Advanced Analogic Technologies, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the vote by Advanced Analogic Technologies stockholders on the acquisition of Advanced Analogic Technologies by Skyworks. Information about the directors and executive officers of Skyworks and Advanced Analogic Technologies are set forth in Skyworks’ and Advanced Analogic Technologies’ most recent Form 10-K/A, which were filed with the SEC on January 31, 2011 and May 2, 2011, respectively, as well as Skyworks’ proxy statement dated, and filed with the SEC on, April 7, 2011. Investors may obtain additional information regarding the interest of Skyworks and its directors and officers, and Advanced Analogic Technologies and its directors and executive officers in the proposed transaction, by reading the Registration Statements and Proxy Statement/Prospectus regarding the transaction when it becomes available.
DISCUSSION REGARDING THE USE OF NON-GAAP FINANCIAL ESTIMATES
     This press release contains forward looking estimates of Non-GAAP diluted earnings per share which have not been calculated in accordance with United States Generally Accepted Accounting Principles (GAAP). We estimate such forward looking non-GAAP diluted earnings per share by excluding certain expenses and other items from the respective GAAP financial estimate. Management uses certain non-GAAP financial measures, including diluted earnings per share to evaluate our operating performance and compare it against past periods, make operating decisions, forecast for future periods, compare operating performance against peer companies and determine payments under certain compensation programs. Such non-GAAP financial measures provide management with additional means to understand and evaluate the operating results and trends in our ongoing business by eliminating certain non-recurring expenses (which may not occur in each period presented) and other items that management believes might otherwise make comparisons of our ongoing business with prior periods more difficult, obscure trends in ongoing operations or reduce management’s ability to make useful forecasts.
     We provide investors with non-GAAP financial measures because we believe it is important for investors to be able to closely monitor and understand changes in our ability to generate income from ongoing business operations. We believe such non-GAAP financial measures give investors a more effective method to evaluate historical operating performance and identify trends, additional means of evaluating period-over-period operating performance and a method to facilitate certain comparisons of operating results to peer companies. We further believe that providing non-GAAP diluted earnings per

SWKS Affirms Outlook
share allows investors to better assess the overall financial performance of ongoing operations by eliminating the impact of certain financing decisions related to our convertible debt, acquisition related charges and certain tax items which may not occur in each period for which financial information is presented and which represent gains or losses unrelated to our ongoing operations. We believe that disclosing non-GAAP financial measures contributes to enhanced financial reporting transparency and provides investors with added clarity.
     We calculate non-GAAP diluted earnings per share by excluding from GAAP diluted earnings per share, stock compensation expense, restructuring-related charges, acquisition-related expenses, amortization of discount on convertible debt, and certain deferred executive compensation, as well as certain items related to the retirement of convertible debt, and certain tax items, which may not occur in all periods for which financial information is presented. We exclude the items identified above from non-GAAP diluted earnings per share for the reasons set forth with respect to each such excluded item below:
     Stock Compensation - because (1) the total amount of expense is partially outside of our control because it is based on factors such as stock price volatility and interest rates, which may be unrelated to our performance during the period in which the expense is incurred, (2) it is an expense based upon a valuation methodology premised on assumptions that vary over time, and (3) the amount of the expense can vary significantly between companies due to factors that can be outside of the control of such companies.
     Restructuring-Related Charges - because, to the extent such charges impact a period presented, we believe that they have no direct correlation to future business operations and including such charges does not accurately reflect the performance of our ongoing operations for the period in which such charges are incurred.
     Acquisition-Related Expenses - including, when applicable, amortization of acquired intangible assets, because they are not considered by management in making operating decisions and we believe that such expenses do not have a direct correlation to future business operations and thereby including such charges does not accurately reflect the performance of our ongoing operations for the period in which such charges are incurred.
     Amortization of Discount on Convertible Debt - comprised of the amortization of the debt discount recorded at inception of the convertible debt borrowing related to the adoption of ASC 470-20, because the expense is dependent on fair value assessments and is not considered by management when making operating or financing decisions.
     Deferred Executive Compensation - including charges related to any contingent obligation pursuant to an executive severance agreement because we believe the period over which the obligation is amortized may not reflect the period of benefit and that such expense has no direct correlation with our recurring business operations and including such expenses does not accurately reflect the compensation expense for the period in which incurred.
     Gains and Losses on Retirement of Convertible Debt - because, to the extent that gains or losses from such repurchases impact a period presented, we do not believe that they reflect the underlying performance of ongoing business operations for such period.
     Certain Income Tax Items - including certain deferred tax charges and benefits which do not result in a current tax payment or tax refund and other adjustments which are not indicative of ongoing business operations.
     The non-GAAP financial measures presented in this press release should not be considered in isolation and are not an alternative for, the respective GAAP financial measure that is most directly comparable. Investors are cautioned against placing undue reliance on such non-GAAP financial measures and are urged to review and consider carefully the adjustments made by management to the most directly comparable GAAP financial measures to arrive at these non-GAAP financial measures. Non-GAAP financial measures may have limited value as analytical tools because they may exclude certain expenses

SWKS Affirms Outlook
that some investors consider important in evaluating operating performance or ongoing business. Further, non-GAAP financial measures are likely to have limited value for purposes of drawing comparisons between companies because different companies may calculate similarly titled non-GAAP financial measures in different ways because non-GAAP measures are not based on any comprehensive set of accounting rules or principles.
     This press release contains a forward looking estimate of non-GAAP diluted earnings per share for the third quarter of our 2011 fiscal year (“Q3 2011”). We provide such non-GAAP measures to investors on a prospective basis for the same reasons (set forth above) that we provide them to investors on a historical basis. We are unable to provide a reconciliation of our forward looking estimate of non-GAAP diluted earnings per share to a forward looking estimate of GAAP diluted earnings per share because certain information needed to make a reasonable forward looking estimate of GAAP diluted earnings per share for Q3 2011 (other than estimated stock compensation expense of $0.09 per diluted share, certain tax items of $0.07 per diluted share and estimated deferred executive compensation expense with a de minimis impact per diluted share) is difficult to predict and estimate and is often dependent on future events which may be uncertain or outside of our control. Such events may include unanticipated gains and losses on retirement of convertible debt, unanticipated one time charges related to asset impairments (fixed assets, intangibles or goodwill), unanticipated acquisition related costs and other unanticipated non-recurring items not reflective of ongoing operations. We believe the probable significance of these unknown items, in aggregate, to be in the range of $0.02 to $0.07 in quarterly earnings per diluted share on a GAAP basis.
     This press release also contains a forward looking estimate of non-GAAP diluted earnings per share for the fourth quarter of our 2011 fiscal year (“Q4 2011”). We are unable to provide a reconciliation of our forward looking estimate of non-GAAP diluted earnings per share to a forward looking estimate of GAAP diluted earnings per share because certain information needed to make a reasonable forward looking estimate of GAAP diluted earnings per share for Q4 2011(other than estimated stock compensation expense of $0.10 per diluted share on a quarterly basis, certain tax items of $0.08 per diluted share on a quarterly basis and estimated deferred executive compensation expense with a de minimis impact per diluted share on a quarterly basis) is difficult to predict and estimate and is often dependent on future events which may be uncertain or outside of our control. We believe the probable significance of these unknown items, in aggregate to be in the range of $0.02 to $0.07 in quarterly earnings per diluted share on a GAAP basis. Our forward looking estimates of both GAAP and non-GAAP measures of our financial performance may differ materially from our actual results and should not be relied upon as statements of fact.
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